FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Coughlan, John Jay (Last) (First) (Middle) 380 St. Peter Street (Street) St. Paul, MN 55102 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lawson Software, Inc. LWSN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year February 25, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

   X   Officer (give title below)

      10% Owner

      Other (specify below)

President and CEO

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Common Stock								37,333 (1) (a)	D & I	(b)
Common Stock	02/25/03		S		8,847 (c)	D	$5.85	37,333 (1)	D & I	(b)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
option -right to buy	$0.5912	02/25/03		F			4,028	(2)	5/15/06	common stock	326			D
option -right to buy	$0.5912	02/25/03		M			12,875	(2)	5/15/06	common stock	1,045		260,575	D
option -right to buy	$2.25							(3)	6/3/09	common stock	5,409		5,409	D
option -right to buy	$2.25							(4)	3/9/10	common stock	1,768,425		1,768,425	D
option -right to buy	$2.25							(5)	3/9/10	common stock	407,778		407,778	D
option -right to buy	$5.20							(6)	7/15/12	common stock	81,000		81,000	D

 Explanation of Responses:

 (a)  The Lawson Software Employee Stock Ownership Plan and Trust  (the "ESOP") has been terminated by Lawson Software.  As part of that termination, on February 14, 2003, the ESOP allocated 27,459 shares of common stock to an account for Mr. Coughlan in an exempt transaction under Rule 16b-3(c).  On February 21, 2003, the ESOP distributed the 27,459 shares of Common Stock to Mr. Coughlan's account in a qualified 401(k) retirement plan in an exempt transaction that changed only the form of beneficial ownership under Rule 16a-13.  (b) Includes 27,459 shares held indirectly through Lawson's 401(k) plan trust and 9,874 shares held directly.  (c)  Sale made pursuant to a Rule 10b5-1 selling plan.  (1)  Excludes derivative securities reported in Table II.  (2) Grant on 5/15/96 of option pursuant to Company's 1996 Stock Incentive Plan.  Option vests annually in one-fifth increments beginning on 6/1/97.  Option is 100% vested.  (3) Grant on 6/3/99 of option pursuant to Company's 1996 Stock Option Plan.  Option is 100% vested.  (4) Grant on 3/9/00 of option pursuant to Company's 1996 Stock Incentive Plan.  Option is 100% vested.  (5)  Grant on 3/9/00 of option pursuant to Company's 1996 Stock Incentive Plan.  Option is 100% vested.  (6) Grant on 7/15/02 of option pursuant to Company's 2001 Stock Incentive Plan, which is exempt under Rule 16b-3.  Option vests monthly in 1/48 increments beginning 9/1/02.

/s/ John J. Coughlan ** Signature of Reporting Person	February 26, 2003 Date

John J. Coughlan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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Last update: 09/05/2002